                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                              Hypercom Corporation
                              --------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    44913M105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 2 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  394,954
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              394,954
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    394,954
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 3 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,005,398
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,005,398
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,005,398
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 4 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RGC STARBOARD ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,400,352
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,400,352
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,400,352
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 5 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,400,352
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,400,352
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,400,352
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 6 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,400,352
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,400,352
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,400,352
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 7 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,400,352
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,400,352
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,400,352
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 8 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,400,352
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,400,352
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,400,352
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 9 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,400,352
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,400,352
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,400,352
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 10 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,400,352
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,400,352
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,400,352
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 11 of 21 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  $.001 par value per share (the "Shares"),  of Hypercom  Corporation  (the  "Issuer").  The
address of the principal  executive  offices of the Issuer is 2851 West Kathleen
Road, Phoenix, Arizona 85053.

Item 2.     IDENTITY AND BACKGROUND.

      (a)   This statement is filed by:

            (i)      Parche,   LLC,  a  Delaware   limited   liability   company
                     ("Parche"),   with  respect  to  the  Shares  directly  and
                     beneficially owned by it;

            (ii)     Starboard Value and Opportunity  Master Fund Ltd., a Cayman
                     Islands exempted company ("Starboard"), with respect to the
                     Shares directly and beneficially owned by it;

            (iii)    RCG Starboard  Advisors,  LLC, a Delaware limited liability company  ("RCG  Starboard  Advisors"),  who  serves  as the managing  manager  Parche  and the  investment  manager  of
                     Starboard;

            (iv)     Ramius Capital  Group,  LLC, a Delaware  limited  liability company ("Ramius  Capital"),  who serves as the sole member of RCG Starboard Advisors;

            (v)      C4S & Co.,  L.L.C., a Delaware  limited  liability  company
                     ("C4S"), who serves as managing member of Ramius Capital;

            (vi)     Peter A.  Cohen  ("Mr.  Cohen"),  who  serves as one of the managing members of C4S;

            (vii)    Morgan B.  Stark  ("Mr.  Stark"),  who serves as one of the managing members of C4S;

            (viii)   Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

            (ix)     Jeffrey M. Solomon  ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 12 of 21 Pages
----------------------                                    ----------------------

            (b)   The  address of the  principal  office of each of Parche,  RCG
Starboard Advisors,  Ramius Capital,  C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and
Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

                  The address of the principal  office of Starboard is c/o Citco
Fund Services (Cayman Islands) Limited,  Corporate Center,  West Bay Road, Grand
Cayman,  Cayman  Islands,  British  West Indies.  The officers and  directors of
Starboard and their principal  occupations and business  addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            (c)   The  principal  business  of each of  Starboard  and Parche is serving as a private  investment  fund.  Each of  Starboard  and Parche has been formed for the purpose of making equity investments and, on occasion,  taking an active  role in the  management  of  portfolio  companies  in order  to  enhance shareholder value. The principal business of RCG Starboard Advisors is acting as the managing member of Parche and as the investment manager of Starboard. Ramius
Capital is engaged in money  management  and  investment  advisory  services for third parties and proprietary accounts.  C4S serves as managing member of Ramius
Capital.  Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

            (d)   No  Reporting  Person has,  during the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e)   No  Reporting  Person has,  during the last five  years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares purchased by Starboard and Parche were purchased with the working capital of such entities  (which may, at any given time,  include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate  purchase cost of the  2,400,352  Shares  beneficially owned in the aggregate by the Reporting  Persons is  approximately  $13,620,033, including brokerage commissions.

            Certain of the Shares  reported in the  Statement as owned by Parche were acquired in private  transactions with various transferors for which Ramius
Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of RCG  Starboard  Advisors,  which is the  managing  member of  Parche.  Parche acquired from such  transferors an aggregate of 405,866 Shares on August 9, 2007 at a per Share price of $5.2500,  equal to the last reported  sales price on the
New York  Stock  Exchange  on the  date the  transaction  was  completed,  or an aggregate of  $2,130,796.50.  The total of 405,866 Shares  transferred to Parche were initially  acquired by the  transferors  for an aggregate of  approximately

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 13 of 21 Pages
----------------------                                    ----------------------

$2,272,850  (excluding  commissions  and other execution  related  costs).  Such transferors  had,  within  the 60 days  prior to the  filing  of the  Statement, effected the following  transactions  in the Shares:  06/18/07  purchased  7,824
Shares at a price per Share of $5.7808;  06/19/07  purchased  16,000 Shares at a price per Share of $5.7937; 06/20/07 purchased 8,000 Shares at a price per Share of $5.8196;  06/21/07  purchased  4,960  Shares at a price per Share of $5.7409;
07/18/07  purchased  18,219  Shares at a price per  Share of  $5.6038;  07/18/07 purchased  10,112  Shares at a price per Share of  $5.6111;  07/19/07  purchased
2,736 Shares at a price per Share of $5.6854;  07/19/07  purchased 30,371 Shares at a price per Share of $5.7007;  07/20/07 purchased 1,024 Shares at a price per
Share of  $5.6961;  07/20/07  purchased  12,413  Shares  at a price per Share of
$5.7381;  07/23/07  purchased  4,720  Shares at a price  per  Share of  $5.6587;
07/23/07  purchased  6,611  Shares  at a price per  Share of  $5.7286;  07/24/07 purchased  16,324  Shares at a price per Share of  $5.5334;  07/24/07  purchased
8,000 Shares at a price per Share of $5.4983; 07/25/07 purchased 9,931 Shares at a price per Share of $5.4878;  07/25/07  purchased  8,944  Shares at a price per
Share of  $5.4891;  07/26/07  purchased  8,000  Shares  at a price  per Share of
$5.3739;  07/26/07  purchased  16,000  Shares at a price  per Share of  $5.3473;
07/27/07  purchased  6,596  Shares  at a price per  Share of  $5.2182;  08/02/07 purchased 7,522 Shares at a price per Share of $4.8558; 08/02/07 purchased 5,600
Shares at a price per Share of $4.8998;  08/02/07  purchased  24,688 Shares at a price per Share of $4.8500;  08/02/07  purchased 176 Shares at a price per Share of $4.8182;  08/03/07  purchased  4,800  Shares at a price per Share of $4.9500;
08/06/07  purchased  20,800  Shares at a price per  Share of  $4.8621;  08/07/07 purchased  22,848  Shares at a price per Share of $4.9972;  08/08/07 sold 10,400
Shares at a price per Share of $5.2347;  08/09/07  sold 15,702 Shares at a price per Share of $5.2456.  All purchases of Shares  referenced  above were funded by working  capital,  which may, at any given time,  include  margin  loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the  information  contained in this  paragraph is called for by the
Items of  Schedule  13D and are  disclosing  it for  supplemental  informational purposes only.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons  originally  purchased the Shares based on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of
Shares  desirable,  the  Reporting  Persons may endeavor to increase or decrease their position in the Issuer through,  among other things,  the purchase or sale of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 53,032,115 Shares outstanding,  as of August 3, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2007.

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 14 of 21 Pages
----------------------                                    ----------------------

A.    Parche

      (a)   As of the date of this  filing,  Parche  beneficially  owns  394,954
            Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 394,954
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 394,954
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Parche during the past 60 days are set forth in  Schedule  A and are  incorporated  by  reference.  All transactions  were effected in the open market,  except as otherwise noted.

B.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns 2,005,398
            Shares.

            Percentage: 3.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,005,398
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,005,398
            4. Shared power to dispose or direct the disposition: 0

      (c)   The  transactions in the Shares by Starboard during the past 60 days are set forth in Schedule A and are  incorporated by reference.  All transactions  were effected in the open market,  except as otherwise noted.

C.    RCG Starboard Advisors

      (a)   As of the date of this filing,  as the managing member of Parche and the investment  manager of Starboard,  RCG Starboard Advisors may be deemed  the  beneficial  owner  of (i)  2,005,398  Shares  owned  by
            Starboard and (ii) 394,954 Shares owned by Parche.

            Percentage: 4.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,400,352
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,400,352
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Starboard  Advisors did not enter into any  transactions  in the
            Shares in the past 60 days.  The  transactions  in the Shares during the past 60 days on behalf of Parche and  Starboard are set forth in
            Schedule A and are incorporated by reference.  All transactions were effected in the open market, except as otherwise noted.

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 15 of 21 Pages
----------------------                                    ----------------------

D.    Ramius Capital

      (a)   As of the date of this filing,  as the sole member of RCG  Starboard
            Advisors,  Ramius Capital may be deemed the beneficial  owner of (i)
            2,005,398 shares owned by Starboard and (ii) 394,954 Shares owned by
            Parche.

            Percentage: 4.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,400,352
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,400,352
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any  transactions in the Shares in the past 60 days. The  transactions in the Shares during the past 60 days on behalf of Parche and  Starboard  are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

E.    C4S

      (a)   As of the date of this  filing,  as the  managing  member  of Ramius
            Capital,  C4S may be deemed the  beneficial  owner of (i)  2,005,398 shares owned by Starboard and (ii) 394,954 Shares owned by Parche.

            Percentage: 4.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,400,352
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,400,352
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares in the past 60 days.  The  transactions  in the  Shares  during the past 60 days on behalf of Parche and  Starboard  are set forth in Schedule A and are incorporated  by reference.  All  transactions  were effected in the open market, except as otherwise noted.

F.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing,  as the managing members of C4S, each of Mr.  Cohen,  Mr.  Stark,  Mr.  Strauss  and Mr. may be deemed the beneficial owner of (i) 2,005,398 shares owned by Starboard and (ii)
            394,954 Shares owned by Parche.

            Percentage: 4.5% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 16 of 21 Pages
----------------------                                    ----------------------

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 2,400,352
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 2,400,352

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into  any  transactions  in the  Shares  in the  past 60  days.  The transactions  in the  Shares  during  the past 60 days on  behalf of
            Parche  and   Starboard   are  set  forth  in  Schedule  A  and  are
            incorporated  by reference.  All  transactions  were effected in the open market, except as otherwise noted.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to receive,  or the power to direct the  receipt of  dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e)   As of  August  8,  2007,  the  Reporting  Persons  ceased  to be the collective beneficial owners of more than 5% of the Issuer's Shares.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On August 13,  2007,  Starboard,  Parche,  RCG  Starboard  Advisors,
Ramius  Capital,  C4S,  Mr.  Cohen,  Mr.  Solomon,  Mr.  Stark  and Mr.  Strauss
(collectively,  the "Group")  entered into a Joint Filing  Agreement (the "Joint
Filing  Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the
Issuer to the extent required by applicable  law. The Joint Filing  Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            99.1.    Joint Filing Agreement by and among Starboard,  Parche, RCG
                     Starboard  Advisors,  Ramius Capital,  C4S, Mr. Cohen,  Mr.
                     Solomon, Mr. Stark and Mr. Strauss, dated August 13, 2007.

            99.2.    Power of  Attorney  for Peter A.  Cohen,  Morgan B.  Stark,
                     Thomas W. Strauss and Jeffrey M.  Solomon,  dated March 11,
                     2005.

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 17 of 21 Pages
----------------------                                    ----------------------

SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007

PARCHE, LLC                            RCG STARBOARD ADVISORS, LLC

By: RCG Starboard Advisors, LLC, its   By: Ramius Capital Group, L.L.C.,
managing member                        its sole member

STARBOARD VALUE AND OPPORTUNITY        RAMIUS CAPITAL GROUP, L.L.C.
MASTER FUND LTD.                       By: C4S & Co., L.L.C.,
                                           as managing member
By: RCG Starboard Advisors, LLC, its
investment manager                     C4S & CO., L.L.C.

                        By: /s/ Jeffrey M. Solomon
                            ---------------------------
                            Name: Jeffrey M. Solomon
                            Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 18 of 21 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale
    ------------------              --------              ---------------

                                 PARCHE, LLC
                                 -----------

        405,866*                     5.2500                  08/09/07
            (16)                     5.6800                  08/10/07
        (10,896)                     5.4703                  08/10/07

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               ------------------------------------------------

          41,076                     5.7808                  06/18/07
          84,000                     5.7937                  06/19/07
          42,000                     5.8196                  06/20/07
          26,040                     5.7409                  06/21/07
          53,088                     5.6111                  07/18/07
          95,651                     5.6039                  07/18/07
          14,364                     5.6854                  07/19/07
         159,445                     5.7007                  07/19/07
          65,167                     5.7381                  07/20/07
           5,376                     5.6961                  07/20/07
          24,780                     5.6587                  07/23/07
          34,708                     5.7286                  07/23/07
          85,701                     5.5334                  07/24/07
          42,000                     5.4983                  07/24/07
          52,135                     5.4878                  07/25/07
          46,956                     5.4891                  07/25/07
          42,000                     5.3739                  07/26/07
          84,000                     5.3473                  07/26/07
          34,628                     5.2182                  07/27/07

----------------
* Shares were  acquired in private  transactions  with various  transferors  for which Ramius  Capital  Group,  L.L.C.  or an affiliate  serves as the investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 19 of 21 Pages
----------------------                                    ----------------------

          29,400                     4.8998                  08/02/07
         129,612                     4.8500                  08/02/07
             924                     4.8182                  08/02/07
          39,489                     4.8558                  08/02/07
          25,200                     4.9500                  08/03/07
         109,200                     4.8621                  08/06/07
         119,952                     4.9972                  08/07/07
        (54,600)                     5.2347                  08/08/07
        (82,435)                     5.2456                  08/09/07
            (84)                     5.6800                  08/10/07
        (57,207)                     5.4703                  08/10/07

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 20 of 21 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

  DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position       Principal Occupation            Principal Business Address
-----------------       --------------------            --------------------------

Mark Mitchell           Partner of Ramius Capital       666 Third Avenue
Director                Group, L.L.C.                   26th Floor
                                                        New York, New York 10017

Jeffrey M. Solomon      Managing Member of C4S &        666 Third Avenue
Director                Co., L.L.C., which is the       26th Floor
                        Managing Member of Ramius       New York, New York 10017
                        Capital Group, L.L.C.

CFS Company Ltd.        Nominee Company registered      c/o Citco Fund Services
Director                with Cayman Islands             (Cayman Islands) Limited
                        Monetary Authority and is       Corporate Center
                        affiliated with                 West Bay Road
                        Administrator of the Fund       Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.    Affiliate of the                c/o Citco Fund Services
Secretary               Administrator of the Fund       (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 44913M105                   13D                    Page 21 of 21 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

      Exhibit                                                    Exhibit Number
      -------                                                    --------------

99.1.    Joint  Filing  Agreement  by and  among  Starboard,         99.1
         Parche,  RCG Starboard  Advisors,  Ramius  Capital,
         C4S,  Mr.  Cohen,  Mr.  Solomon,  Mr. Stark and Mr.
         Strauss, dated August 13, 2007.

99.2.    Power of  Attorney  for Peter A.  Cohen,  Morgan B.         99.2
         Stark,  Thomas W.  Strauss and Jeffrey M.  Solomon,
         dated March 11, 2005